Exhibit G

NOTICE OF BREACH AND TERMINATION

We make reference to the Clinical Development and License Agreement dated as of July 14, 2005 among BioDelivery Sciences International, Inc. (“BDSI”), Clinical Development Capital LLC (together with its successors and assigns, “CDC”), and Arius Pharmaceuticals, Inc. (such agreement, as amended, the “CDLA”).

CDC hereby gives notice to BDSI that (i) BDSI is in material breach of the CDLA and (ii) CDC is terminating the CDLA pursuant to Section 10.2 of the CDLA. BDSI’s breaches are not curable, such that the termination of the CDLA is effective immediately. If one or more of these breaches are subject to cure, then this Notice of Breach and Termination (“Notice”) also serves as a notice for purposes of starting any applicable cure period under the CDLA.

The natures of BDSI’s defaults are as follows:

1.	On August 15 2006, BDSI submitted to the United States Food and Drug Administration (“FDA”), without CDC’s approval, an amended agenda that changed the protocols and end-point of the clinical trials in violation of, inter alia, Sections 2.1 and 2.3 of the CDLA.

2.	On July 26, 2006, BDSI was notified by the Research Advisory Panel of California that BDSI had failed to comply with applicable laws and protocols in obtaining informed patient consents, which failures are in violation of, inter alia, Sections 4.1 and 4.5 of the CDLA.

3.	BDSI failed until August 22, 2006 to notify CDC of the failures to comply identified in item 2 above, in violation of, inter alia, Section 4.5 of the CDLA.

CDC hereby demands that BDSI immediately comply with its obligations under Section 10.5 of the CDLA, including its obligations to transfer the specified assets and rights to CDC. CDC reserves all its rights and remedies against BDSI and its officers and directors, including with respect to breaches not enumerated.

CDC IV, LLC, As successor and assign of Clinical Development Capital LLC

By:	/s/ David R.Ramsay
Name:	David R.Ramsay
Title:	Authorized Signatory